Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2016

<u>Assets</u>

Cash	$	324,924
Cash segregated under federal and other regulations		28,063,319
Deposits with clearing and depository organizations		10,854,602
Receivable from broker-dealers and clearing organizations		4,565,818
Receivable from broker-dealer omnibus accounts - PAB		3,877,127
Receivable from broker-dealer omnibus accounts - customers		32,624,627
Receivable from customers omnibus accounts		1,885,838
Receivable from customers		1,001,824
Securities owned, at fair value		127,382
Prepaid expense		60,215
Receivable from parent company and affiliates, net of payable of $29,882		685,983
Other deposits and receivables		194,752
Furniture and office equipment, net		43,191
Total assets	$	84,309,602

<u>Liabilities and Stockholder's Equity</u>

Liabilities:

Payable to broker-dealers and clearing organizations	$	5,685,158
Payable to broker-dealer omnibus accounts – PAB		2,941,955
Payable to broker-dealer omnibus accounts – customers		3,046,833
Payable to customers omnibus account		31,254,560
Payable to customers		23,227,759
Accounts payable and accrued liabilities		9,904,908
Total liabilities		76,061,173

Commitments, contingencies, and guarantees (see Note 19):

Subordinated borrowings	3,000,000

Stockholder's equity:

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,917,735 shares issued and outstanding	4,918
Additional paid-in capital	13,921,617
Accumulated deficit	(8,678,106)
Total stockholder's equity	5,248,429
Total liabilities, subordinated borrowings, and stockholder's equity	$ 84,309,602

See Accompanying Notes to Financial Statements